UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Atlas Energy Solutions Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

04930R 107

(CUSIP Number)

Ben M. Brigham

5918 W. Courtyard Drive, Suite 500

Austin, Texas 78730

(512) 220-1200

With a copy to:

Douglas E. McWilliams

Thomas G. Zentner

Vinson & Elkins L.L.P.

200 West 6th Street, Suite 2500

Austin, Texas 78701

(512) 542-8400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04930R 107

1.	Name of reporting person Atlas Sand Holdings, LLC
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 40,180,000(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 45,107,894(1)

11.	Aggregate amount beneficially owned by each reporting person 45,107,894(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 45.1%(2)
14.	Type of reporting person OO (Limited Liability Company)

(1)

Securities for which Atlas Sand Holdings, LLC (“Holdings”) reports shared dispositive power include the following directly held securities: (a) 2,255,395 shares of Class A Common Stock of the Issuer, par value $0.01 per share (“Class A Common Stock”) and (b) 42,852,499 shares of Class B Common Stock of the Issuer, par value $0.01 per share (“Class B Common Stock” and, together with Class A Common Stock, “Common Stock”), and an equivalent number of units (“Units”) representing ownership in Atlas Sand Operating, LLC (“Atlas Operating”), which together with the shares of Class B Common Stock are redeemable for 42,852,499 shares of Class A Common Stock. Ben M. Brigham is the sole manager of Atlas Sand Management Company, LLC (“ASMC”), which is the managing member of Holdings. Therefore, each of Mr. Brigham and ASMC may be deemed to beneficially own the shares reported by Holdings. Pursuant to a Voting Agreement (the “Voting Agreement”), dated as of March 8, 2023, by and among Holdings, ASMC, Atlas Sand Holdings II, LLC (“Holdings II”) and Atlas Sand Management Company II, LLC (“ASMC II”), Holdings II has the right to direct the voting of a number of shares equal to 51.0% of the aggregate number of shares held by Holdings and Holdings II. Therefore, (i) Holdings II has the right to direct the voting of, and may be deemed to beneficially own, 4,927,894 of the shares of Common Stock that are held directly by Holdings and (ii) the securities for which Holdings reports shared voting power do not include such shares of Common Stock.

(2)

This calculation is based on an assumed combined total of 100,000,000 shares of Class A Common Stock outstanding. This assumed combined total outstanding (a) consists of a total of 57,147,501 shares of Class A Common Stock outstanding as of March 13, 2023 and (b) assumes that all 42,852,499 shares of Class B Common Stock held directly by Holdings (along with an equal number of Units) were redeemed for newly-issued shares of Class A Common Stock on a one-for-one basis in accordance with the limited liability company agreement of Atlas Operating (the “Atlas Operating LLC Agreement”).

CUSIP No. 04930R 107

1.	Name of reporting person Atlas Sand Holdings II, LLC
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 41,820,000(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 36,892,106(2)

11.	Aggregate amount beneficially owned by each reporting person 41,820,000(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 67.4%(3)
14.	Type of reporting person OO (Limited Liability Company)

(1)

Includes (a) 36,892,106 shares of Class A Common Stock held directly by Holdings II and (b) 4,927,894 shares of Common Stock held directly by Holdings that Holdings II has the right to direct the voting of, and may be deemed to beneficially own, pursuant to the Voting Agreement. Ben M. Brigham is the sole manager of ASMC II, which is the managing member of Holdings II. Therefore, each of Mr. Brigham and ASMC II may be deemed to beneficially own the shares that are reported as beneficially owned by Holdings II.

(2)	Includes 36,892,106 shares of Class A Common Stock held directly by Holdings II.
(3)

This calculation is based on an assumed combined total of 62,075,395 shares of Class A Common Stock outstanding. This assumed combined total outstanding (a) consists of a total of 57,147,501 shares of Class A Common Stock outstanding as of March 13, 2023 and (b) assumes that 4,927,894 of the shares of Class B Common Stock held directly by Holdings (along with an equal number of Units) were redeemed for newly-issued shares of Class A Common Stock on a one-for-one basis in accordance with the Atlas Operating LLC Agreement.

CUSIP No. 04930R 107

1.	Name of reporting person Atlas Sand Management Company, LLC
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Texas

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 40,180,000(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 45,107,894(2)

11.	Aggregate amount beneficially owned by each reporting person 45,107,894(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 45.1%(3)
14.	Type of reporting person OO (Limited Liability Company)

(1)

Includes 40,180,000 of the shares of Common Stock held directly by Holdings, and does not include 4,927,894 of the shares of Common Stock held directly by Holdings that Holdings II has the right to direct the voting of, and may be deemed to beneficially own, pursuant to the Voting Agreement.

(2)

Includes (a) 2,255,395 shares of Class A Common Stock and (b) 42,852,499 shares of Class B Common Stock and an equivalent number of Units held directly by Holdings, which together are exchangeable for shares of Class A Common Stock. ASMC is the managing member of Holdings, and therefore may be deemed to beneficially own the shares reported as beneficially owned by Holdings.

(3)

This calculation is based on an assumed combined total of 100,000,000 shares of Class A Common Stock outstanding. This assumed combined total outstanding (a) consists of a total of 57,147,501 shares of Class A Common Stock outstanding as of March 13, 2023 and (b) assumes that all 42,852,499 shares of Class B Common Stock held directly by Holdings (along with an equal number of Units) were redeemed for newly-issued shares of Class A Common Stock on a one-for-one basis in accordance with the Atlas Operating LLC Agreement.

CUSIP No. 04930R 107

1.	Name of reporting person Atlas Sand Management Company II, LLC
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 41,820,000(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 36,892,106(2)

11.	Aggregate amount beneficially owned by each reporting person 41,820,000(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 67.4%(3)
14.	Type of reporting person OO (Limited Liability Company)

(1)

Includes (a) 36,892,106 shares of Class A Common Stock held directly by Holdings II and (b) 4,927,894 shares of Common Stock held directly by Holdings of which Holdings II has the right to direct the voting, and therefore may be deemed to beneficially own, pursuant to the Voting Agreement. ASMC II is the managing member of Holdings II, and therefore may be beneficially own the shares that are reported as beneficially owned by Holdings II.

(2)	Includes 36,892,106 shares of Class A Common Stock held directly by Holdings II.
(3)

This calculation is based on an assumed combined total of 62,075,395 shares of Class A Common Stock outstanding. This assumed combined total outstanding (a) consists of a total of 57,147,501 shares of Class A Common Stock outstanding as of March 13, 2023 and (b) assumes that 4,927,894 of the shares of Class B Common Stock held directly by Holdings (along with an equal number of Units) were redeemed for newly-issued shares of Class A Common Stock on a one-for-one basis in accordance with the Atlas Operating LLC Agreement.

CUSIP No. 04930R 107

1.	Name of reporting person Ben M. Brigham
2.	Check the appropriate box if a member of a group (a): ☒ (b): ☐
3.	SEC use only
4.	Source of funds OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 280,000(1)
	8.	Shared voting power 82,000,000(2)
	9.	Sole dispositive power 280,000(1)
	10.	Shared dispositive power 82,000,000(2)

11.	Aggregate amount beneficially owned by each reporting person 82,280,000(1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 82.3%(3)
14.	Type of reporting person IN

(1)	Includes 280,000 shares of Class A Common Stock held directly by Ben M. Brigham.
(2)

Includes (a) 2,255,395 shares of Class A Common Stock held directly by Holdings, (b) 42,852,499 shares of Class B Common Stock and an equivalent number of Units held directly by Holdings, which together are exchangeable for shares of Class A Common Stock, and (c) 36,892,106 shares of Class A Common Stock held directly by Holdings II. Ben M. Brigham is the sole manager of ASMC and ASMC II, which are the managing members of Holdings and Holdings II, respectively. Therefore, Mr. Brigham may be deemed to beneficially own the shares reported as beneficially owned by each of Holdings and Holdings II.

(3)

This calculation is based on an assumed combined total of 100,000,000 shares of Class A Common Stock outstanding. This assumed combined total outstanding (a) consists of a total of 57,147,501 shares of Class A Common Stock outstanding as of March 13, 2023 and (b) assumes that all 42,852,499 shares of Class B Common Stock held directly by Holdings (along with an equal number of Units) were redeemed for newly-issued shares of Class A Common Stock on a one-for-one basis in accordance with the Atlas Operating LLC Agreement.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock of Atlas Energy Solutions Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5918 W. Courtyard Drive, Suite 500, Austin, Texas 78730.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by Atlas Sand Holdings, LLC (“Holdings”), Atlas Sand Holdings II, LLC (“Holdings II”), Atlas Sand Management Company, LLC (“ASMC”), Atlas Sand Management Company II, LLC (“ASMC II”) and Ben M. Brigham (each, a “Reporting Person”).

(b) The address of the principal business office of each of the Reporting Persons is 5918 W. Courtyard Drive, Suite 500 Austin, TX 78730.

(c) The principal occupation of Mr. Brigham is as a self-employed investor, as well as the Chairman of the board of directors of the Issuer (the “Board”) and Chief Executive Officer of the Issuer. Holdings, Holdings II, ASMC and ASMC II are member-managed limited liability companies, each with the principal business of holding Common Stock of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Brigham is a citizen of the United States of America. Holdings, Holdings II and ASMC II are limited liability companies organized under the laws of the State of Delaware. ASMC is a limited liability company organized under the laws of the State of Texas.

Item 3.	Source and Amount of Funds

On March 13, 2023, Mr. Brigham purchased an aggregate of 280,000 shares of Class A Common Stock of the Issuer, par value $0.01 per share (“Class A Common Stock”), in the Issuer’s initial public offering (the “IPO”) at the IPO price ($18.00 per share).

The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference into this Item 3.

Item 4.	Purpose of the Transaction

The 280,000 shares of Class A Common Stock purchased by Mr. Brigham on March 13, 2023 were purchased for Mr. Brigham’s own account for the purpose of holding such shares as a personal investment.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the Board, members of management or other securityholders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries, including with a person in which a Reporting Person has an interest; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer (which may include distributions to limited partners and transfers to affiliates); subsequent offerings; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal. Subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, the Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including capital stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the capital stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons and such affiliates.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, subject to the agreements described herein, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan or proposal with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board, other stockholders of the Issuer or other third parties regarding such matters.

The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) The information set forth on the cover pages is incorporated by reference into this Item 5.

The Reporting Persons are the beneficial owners of (i) 2,255,395 shares of Class A Common Stock, representing 3.9% of the Class A Common Stock, and 42,852,499 shares of Class B Common Stock of the Issuer, par value $0.01 per share (“Class B Common Stock” and, together with Class A Common Stock, “Common Stock”), representing 100% of the Class B Common Stock, held directly by Holdings, (ii) 36,892,106 shares of Class A Common Stock, representing 64.6% of the Class A Common Stock, held directly by Holdings II and (iii) (ii) 280,000 shares of Class A Common Stock, representing 0.5% of the Class A Common Stock, held directly by Mr. Brigham. In the aggregate, combining the Reporting Persons’ Class A Common Stock and Class B Common Stock, as of March 13, 2023, the Reporting Persons collectively have voting power representing approximately 82.3% of the Issuer’s outstanding Common Stock. The percentage of beneficial ownership is based upon (i) 57,427,501 shares of Class A Common Stock and (ii) 42,852,499 shares of Class B Common Stock outstanding as of March 13, 2023.

Each share of Class B Common Stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. At the request of the holder, each unit (“Unit”) representing ownership interests in Atlas Sand Operating, LLC (“Atlas Operating”) may be coupled with a share of Class B Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the limited liability company agreement of Atlas Operating (the “Atlas Operating LLC Agreement”), newly issued shares of Class A Common Stock of the Issuer on a one-for-one basis or for a cash payment to be determined pursuant to the Atlas Operating LLC Agreement for each Unit redeemed.

The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in this Item 5.

(b) The number of shares of Class A Common Stock and Class B Common Stock to which each Reporting Person has sole or shared voting or dispositive power is set forth on such Reporting Person’s cover page to this Schedule 13D.

(c) The information set forth or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in this Item 5.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Lock-Up Agreement

In connection with the IPO, the Reporting Persons agreed that, for a period of 180 days, starting on March 8, 2023, they will not, without the prior written consent of the representatives of the Underwriters to the IPO, dispose of or hedge any shares of Class A Common Stock or any securities convertible into or exchangeable for Class A Common Stock, subject to certain exceptions.

Master Reorganization Agreement

Pursuant to a master reorganization agreement (the “Master Reorganization Agreement”) dated March 8, 2023, by and among the Issuer, ASMC, Atlas Sand Company, LLC, a Delaware limited liability company (“Atlas Sand LLC”), Holdings, Atlas Operating, Holdings II, ASMC II, Atlas Sand Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”), the Issuer and the parties thereto completed certain restructuring transactions (the “Reorganization”) in connection with the Issuer’s IPO. As part of the Reorganization:

•	Merger Sub merged with and into Atlas Sand LLC, with Atlas Sand LLC surviving as a wholly owned subsidiary of Atlas Operating;

•

Holdings, Holdings II and ASMC II were formed (collectively, the “HoldCos”), through which the holders of membership interests in Atlas Sand LLC (the “Legacy Owners”) hold their membership interests in Atlas Operating, as represented by Units;

•

the Legacy Owners, through the HoldCos, transferred all or a portion of their Units and voting rights, as applicable, in Atlas Operating to the Issuer in exchange for an aggregate of 39,147,501 shares of Class A Common Stock and, in the case of Legacy Owners continuing to hold Units through the HoldCos, an aggregate of 42,852,499 shares of Class B Common Stock, so that such Legacy Owners continuing to hold Units hold, through the HoldCos, one share of Class B Common Stock for each Unit held by them immediately following the Reorganization;

•	the 1,000 shares of Class A Common Stock issued to Atlas Sand LLC upon the formation of the Issuer were redeemed and canceled for nominal consideration; and

•

the Issuer contributed all of the net proceeds received by it in the IPO to Atlas Operating in exchange for a number of Units equal to the number of shares of Class A Common Stock outstanding upon the IPO), and Atlas Operating further contributed such net proceeds received to Atlas Sand LLC.

As a result of the Reorganization, (i) the Issuer’s sole material asset consists of Units, (ii) Atlas Operating’s sole material assets consist of 100% of the membership interests in Atlas Sand LLC and (iii) Atlas Sand LLC owns all of the Issuer’s operating assets. The Issuer is the managing member of Atlas Operating and is responsible for all operational, management and administrative decisions relating to Atlas Sand LLC’s business and will, on a go-forward basis, consolidate the financial results of Atlas Sand LLC and its subsidiaries.

Atlas Operating LLC Agreement

On March 8, 2023, in connection with the Reorganization, the members of Atlas Operating entered into the Atlas Operating LLC Agreement, pursuant to which holders of Units (each, a “Unitholder”), other than the Issuer, will, subject to certain limitations, have the right (the “Redemption Right”) to cause Atlas Operating to redeem all or a portion of their Units in exchange for, at Atlas Operating’s election, (i) shares of Class A Common Stock at a redemption ratio of one share of Class A Common Stock for each Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions, or (ii) an equivalent amount of cash. The Issuer, as managing member of Atlas Operating, will determine whether to issue shares of Class A Common Stock or cash based on facts in existence at the time of the decision, which may include the relative value of the Class A Common Stock (including the trading prices for the Class A Common Stock at the time of redemption), the cash purchase price, the availability of other sources of liquidity (such as an issuance of preferred stock) to acquire the Units and alternative uses for such cash. Alternatively, upon the exercise of the Redemption Right, the Issuer (instead of Atlas Operating) will have the right (the “Call Right”) to, for administrative convenience, acquire each tendered Unit directly from the redeeming Unitholder for, at the Issuer’s election, (x) one share of Class A Common Stock, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions, or (y) an equivalent amount of cash. In connection with any redemption of Units pursuant to the Redemption Right or the Call Right, a corresponding number of shares of Class B Common Stock will be cancelled.

Registration Rights Agreement

On March 8, 2023, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with certain stockholders party thereto. Pursuant to the Registration Rights Agreement, the Issuer agreed to register the sale of shares of Class A Common Stock under certain circumstances, as described below.

At any time after the 180-day lock-up period described above, and subject to the certain limitations, a Holder (as defined in the Registration Rights Agreement) has the right to require the Issuer to prepare and file a registration statement registering the offer and sale of a specified number of its shares of Class A Common Stock. Generally, the Issuer is required to provide notice of the request to certain other holders under the Registration Rights Agreement who may, in certain circumstances, participate in the registration. Subject to certain exceptions, the Issuer will not be obligated to effect an underwritten offering pursuant to a new demand registration more than three times in any 12-month period or within 120 days after the closing of any requested underwritten offering of shares of Class A Common Stock.

Subject to certain exceptions, if at any time the Issuer proposes to register an offering of Class A Common Stock or conduct an underwritten offering, whether or not for its own account, then the Issuer must notify the holders and allow them to include a specified number of their shares of Class A Common Stock in that registration statement or underwritten offering, as applicable.

These registration rights are subject to certain conditions and limitations, and the Issuer will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective. The Registration Rights Agreement also requires the Issuer to indemnify each Holder against certain liabilities under the Securities Act of 1933.

Stockholders’ Agreement

On March 8, 2023, the Issuer entered into a stockholders’ agreement (the “Stockholders’ Agreement”) with Holdings, Holdings II and Ben M. Brigham (the “Principal Stockholders”). Among other things, the Stockholders’ Agreement provides the right to designate nominees for election to the Board as follows:

•

so long as the Principal Stockholders collectively beneficially own greater than 50% of the Class A Common Stock and Class B Common Stock (taken together as a single class), Ben M. Brigham or his affiliates will have the right to determine the size of the Board and designate all members of the Board, including the right to designate all individuals to be included in the slate of directors to be nominated by the Board for election by the stockholders of the Issuer;

•

so long as the Principal Stockholders collectively beneficially own at least 35% but not greater than 50% of the Class A Common Stock and Class B Common Stock (taken together as a single class), Ben M. Brigham or his affiliates will have the right to designate four members of the Board, including the right to designate four individuals to be included in the slate of directors to be nominated by the Board for election by the stockholders of the Issuer;

•

so long as the Principal Stockholders collectively beneficially own at least 25% but not greater than 35% of the Class A Common Stock and Class B Common Stock (taken together as a single class), Ben M. Brigham or his affiliates will have the right to designate three members of the Board, including the right to designate three individuals to be included in the slate of directors to be nominated by the Board for election by the stockholders of the Issuer;

•

so long as the Principal Stockholders collectively beneficially own at least 10% but not greater than 25% of the Class A Common Stock and Class B Common Stock (taken together as a single class), Ben M. Brigham or his affiliates will have the right to designate two members of the Board, including the right to designate two individuals to be included in the slate of directors to be nominated by the Board for election by the stockholders of the Issuer; and

•

so long as the Principal Stockholders collectively beneficially own at least 5% but not greater than 10% of the Class A Common Stock and Class B Common Stock (taken together as a single class), Ben M. Brigham or his affiliates will have the right to designate one member of the Board, including the right to designate one individual to be included in the slate of directors to be nominated by the Board for election by the stockholders of the Issuer.

Additionally, each of the Principal Stockholders will agree to cause its respective shares of Class A Common Stock and Class B Common Stock to be voted in favor of the election of each of the nominees designated by Mr. Brigham or his affiliates.

Voting Agreement

On March 8, 2023, Holdings, Holdings II, ASMC and ASMC II entered into a voting agreement (the “Voting Agreement”). Among other things, the Voting Agreement provides Holdings II the right to direct the vote of a number of shares equal to 51.0% of the aggregate number of shares held by Holdings and Holdings II.

The descriptions of the Lock-Up Agreement, the Master Reorganization Agreement, the Atlas Operating LLC Agreement, the Registration Rights Agreement, the Stockholders’ Agreement and the Voting Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents, which are filed as exhibits hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

1	Form of Lock-Up Agreement.

2	Master Reorganization Agreement, dated as of March 8, 2023, by and among Atlas Energy Solutions Inc., Atlas Sand Management Company, LLC, Atlas Sand Company, LLC, Atlas Sand Holdings, LLC, Atlas Sand Operating, LLC, Atlas Sand Holdings II, LLC, Atlas Sand Management Company II, LLC and Atlas Sand Merger Sub, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 14, 2023).

3	Amended and Restated Limited Liability Company Agreement of Atlas Sand Operating, LLC, dated as of March 8, 2023 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 14, 2023).

4	Registration Rights Agreement, dated as of March 8, 2023, by and among Atlas Energy Solutions Inc. and the other signatories thereto (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 14, 2023).

5	Stockholders’ Agreement, dated as of March 8, 2023, by and among Atlas Energy Solutions Inc. and the other signatories thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 14, 2023).

6	Voting Agreement, dated as of March 8, 2023, by and among Atlas Sand Management Company, LLC, Atlas Sand Holdings, LLC, Atlas Sand Management Company II, LLC and Atlas Sand Holdings II, LLC.

7	Joint Filing Agreement, dated as of March 23, 2023.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2023

/s/ Ben M. Brigham, by Dathan C. Voelter as Attorney-in-Fact

ATLAS SAND HOLDINGS, LLC

By:	/s/ Dathan C. Voelter
Name:	Dathan C. Voelter
Title:	Secretary

ATLAS SAND HOLDINGS II, LLC

By:	/s/ Dathan C. Voelter
Name:	Dathan C. Voelter
Title:	Secretary

ATLAS SAND MANAGEMENT COMPANY, LLC

By:	/s/ Dathan C. Voelter
Name:	Dathan C. Voelter
Title:	Secretary

ATLAS SAND MANAGEMENT COMPANY II, LLC

By:	/s/ Dathan C. Voelter
Name:	Dathan C. Voelter
Title:	Secretary

[Signature Page to Schedule 13D]